BLOOM STACK CORP.

Replace 5-7+ software solutions in our All-In-One cloud for enterprise

PITCH VIDEO   INVESTOR PANEL



bloomstack.com   Scotts Valley CA

Technology   Main Street   Software   App   Saas

LEAD INVESTOR

John Schaefer

Bloomstack has changed the game and created a platform that is truly focused on the customer and what their company wants and needs to run more effectively and efficiently. Bloomstack created tools that employees can use to track and obtain important data that can be used to improve all aspects of operations and compliance. The platform saves time and in turn costs, so employees can focus on what matters most day to day. Eric is a revolutionary entrepreneur who has created something unique that most companies have been wanting for years.

Invested $1,000 this round & $5,000 previously

Highlights

1. 5X revenue 2019-20. Currently over $590K+ in ARR with $0 marketing budget.
2. Buy Recommendation issued by First Stage Investor independent research firm.
3. SaaS Software continues to transform the world and this has become more apparent with COVID.
4. Bloomstack can now be given away for FREE and can be upgraded to cloud version when needed.
5. No cannabis SaaS leader - Time is right to lead in this growing (but new & fragmented) marketplace.
6. NEW Bcore Framework & Bloomstack v2.0 (launching in Q1 - 2022)
7. Advanced bbScript™ no-code scripting language for Bloomstack Business Process Automation (BBPA)
8. NEW No Code App Builder under development for release Q2 - 2022

Our Team

Eric Delisle CEO

35 yr entrepreneur & investor. Exited 1st tech venture (VR system at Disney World in 1993). Built DIY & SME e-com sites platform in 1999. Launched iCloak cyber on Kickstarter in 2015. Taught New Venture Implementation at UCF.

Cannabis helped my dying father and countless others. Regulations & complex software are choking the industry. In 2017 I discovered the mess that was happening in the growing cannabis industry & knew I could deliver a solution helped cannabis operators thrive and help millions more people worldwide.

Aloke Vohra COO

Seasoned executive. #1 word = Execution. Responsible for designing, launching & driving Shubhchintak www.shubhchintak.me - Indian mutual fund industry's 1st user-centric digital innovation (robo-advisory platform).

David Dubinski CEO Advisor/Board Member

Silicon Valley CxO with 25 years of technology leadership at Amazon, Accenture, Netscape, WeWork and startups. Currently, operating a stealth-stage investment firm that focuses on advancing humanKind across multiple dimensions.

Felipe Orellana VP Engineering

Lovingly referred to as our Code Monkey, this Genius hacker and developer's developer has built solutions with Eric since 2008. A few accomplishments... Invented BBScript. Created iCloak™ Stik privacy tool. Built JHAudio.com 3D Designer.

Matthew Michaels Co-Founder

Apple and Google alum. Entrepreneur, inventor, investor and all around amazing human!

Neil Lasrado Director of Bloomstack Technologies Pvt. Ltd.

Neil founded DTI India, an enterprise and custom software development company in Mumbai, India, which was acquired by Bloomstack in 2020. A brilliant man he also leads Bloomstack Learning & Development using his vast platform knowledge.

Jeremy Coltharp Lead Implementer & Trainer

Cannabis cultivation, retail dispensary operations, manufacturing, distribution, inventory, METRC compliance officer, and ERP implementer and trainer for over 15 years in Los Angeles, CA. Was employed by Bloomstack's first beta client!



Mark Shays Director of Magical Experiences

Produced over 140 live events in over 30 countries from X-Games to Burning Man. Successful big picture executer.

Pitch



Before Bloomstack a seed was planted...

5 years ago I was hired to build an integrated cloud platform to replace many other systems for <u>Jerry Harvey Audio</u>. During that project the seed for Bloomstack was planted.

As the #1 manufacturer in the world of custom in-ear monitors for superstars like Justin Timberlake, Lady Gaga, Eminem, and Mic Jagger, the company needed a better system to serve their clients' special requirements and complex workflows.

At the time their website, shopping cart, manufacturing operations, inventory management, procurement, production planning, shipping, warranty claims, sales and support, accounting, team communication and more was carried out on many different systems that did not communicate with each other.

They used Quickbooks for accounting, Salesforce for CRM, Ubercart for e-commerce, Drupal to run the website, a custom Flash app to configure products, FedEx shipping software for shipping, and countless Excel spreadsheets, Word docs, and printed paper to manage everything. They had stacks from floor to ceiling of file boxes filled with paper.

As the business grew things got worse and worse with lost orders, unknown inventory, missing shipments, manual data entry between systems and accounting books that couldn't generate the tax reports they needed. It was a frustrating mess!

It took a while but we built a robust, integrated solution built on new, advanced open source technologies. We replaced all of the other systems they had been using and paying for with ONE.

The benefits were massive. Sales improved. Customers were happier. Suddenly they could grow and the file boxes disappeared.

Today, that seed has grown into the **Bloomstack Cloud Platform** which can run virtually any kind of company with the features they get only by combining several softwares and services together which usually do not communicate with each other.

Why Cannabis?

Short answer: **Massive and Growing Opportunity RIGHT NOW!**

An important lesson in Entrepreneurship is FOCUS. Initially, we are focused on a rapidly growing niche industries of Legal Cannabis, Hemp and CBD in the USA.

Size of Selected U.S. Wholesale Agricultural Commodity Markets in 2017

Commodity	Tobacco	Cannabis Flower	Wheat	Soybeans	Corn
Market Size ($)	$1.5 billion	$5.7 billion	$7.4 billion	$42 billion	$51 billion
Market Size (lbs)	0.72 billion	3.7 million	104 billion	266 billion	2,863 billion

The legal cannabis industry is exploding in the US. In fact, with COVID, the industry grew faster. Recently there has also been an acceleration of legalization in many more states like New York and Maryland in April 2021.



Annual Cannabis Sales in Key Markets: 2018-2020

Despite the COVID-19 pandemic, year-over-year sales continued to grow steadily in established cannabis markets with three or more years of sales.

Note: California and Washington state data includes only adult-use retail.
* 2020 sales figures for Nevada only available through September.
Source: Headset, state cannabis agencies and Marijuana Business Daily

These legal businesses also face true legal risk from the possibility of being shut down by the federal government and seizure of assets and product under the CSA.

As governments implement strict compliance regulations like "seed to sale" tracking of EVERY SINGLE CANNABIS PLANT GROWN operators (cultivators, manufacturers, distributors, retailers) are faced with the difficult task of documentation, record keeping and staying compliant just to stay in business.

This is this perfect, complex storm that Bloomstack addresses.

Why is simplifying IT solutions a MUST HAVE priority?

ALL Businesses increasingly must use technology to automate and streamline operations to stay profitable. COVID has forced more remote work and the need for entire teams to access the same data securely from anywhere.

However, cannabis operators are forced to use software now. In the legal cannabis industry practically ALL companies are!

Every day they have to be able to answer questions like...

- "How much inventory do we have to sell with a valid COA (Certificate of Analysis) attached to the batch?"
- "Where is the sales order to the production order was based on?"
- "How did you calculate the cannabis tax?"
- "How are we documenting of our actual cost of goods sold for IRS 280e to survive an audit?"
- "Who made this change to this compliance document?"
- "We just got this huge order and I know we can buy flower but do we have enough the packaging and mandatory labeling to fulfill it next week?"
- "How do I process a sales return while I am delivering to a dispensary and re-manifest the return?"
- "Will our compliance audit match what is in METRC?"
- "How much CASH did our delivery driver collect from each customer yesterday and who counted it?"
- "Where are the shipping manifests for the state for this invoice?"

These are only a few of the questions they need to answer on a regular basis

What do companies do without Bloomstack now?

Most companies are patching together several software systems like Quickbooks for accounting, Salesforce.com for CRM, Shopify for a shopping cart, Warefour/Canix/Trellis etc. for seed to sale reporting, Fishbowl for inventory, Distru for distribution and Slack for team communication often spending over $5-7K+ or more per month on software license fees alone.

Even worse is the full time employees (FTE) cost because they need staff only to deal with manual data entry, compliance, reporting and reconciliation among multiple systems!

Once they reach a certain scale north of 25+ employees and $5 million in revenue these systems start to be a bigger hinderance to growth than a help to it.


Most cannabis business IT systems look like this...
[The Pain of the ClusterF**k]
HR
MRP
CRM
Inventory
ERP
Website
Accounting
Tax
Sales
Compliance
Purchasing
Retail POS
Manual entry
None of these talk to each other! Manual entry all over!
Bloomstack
Legal cannabis operators

What has been traditionally a non-tech industry has become very tech heavy due to these regulations and the need to compete in a modern business environment with a lot of competition.

The world is modernizing and these companies will either need to adopt more robust systems and automate or they will be unable to survive and thrive.

Cloud Software continues to eat the world, and this phenomenon has become more apparent with the Corona crisis.

In fact, 53% of cannabis jobs are for technical and professional workers because employees need to be able to use these different software platforms or the company cannot compete with those who do.


Bloomstack: Seamless operational integration, from seed to sale.
Bloomstack
1
More Efficient
2
We Nail The Process
Real time inventory, tracking, tracing, archiving, reporting, compliance, accounting and more
3
And We Do It All In One System
Built from the ground up, with everything in one simple, easy-to-implement system.



Bloomstack is the only software in the market to offer a
100% Free & Open Source Product

The cost of getting the compliance solution wrong can be **major fines and even license suspension or revocation** which would end most businesses.



These are small companies regulated like big ones.
Bloomstack
A regulatory action for non-compliance could result in
Multimillion Dollar Fines
License Revocation = Business Shutdown

Why Bloomstack?

We bring everything under one, modern, all-in-one cloud that now has all the company tools, data and systems in one place.

We take all of the systems and platforms these companies are already using and migrate their data into one, single, integrated platform on our cloud hosted Bloomstack.com.

You can checkout a demo of the entire platform at this link: **demo.bloomstack.com**



Bloomstack: THE Cannabis Tech Stack. Simplified.
Bloomstack
salesforce
Excel
metrc
WordPress
TREEZ
BLAZE
Trello
QuickBooks
shopify
HEADSET
MailChimp
BDS Analytics
dutchie
Nugg
aws marketplace
ZOHO CRM
Jane
Simplifya
Bloomstack

After implementation they can stop using and paying for the other software. **Clients can save thousands per month** with Bloomstack.



And what else happens...
Bloomstack
"After researching all available solutions, Bloomstack was the only choice for scaling our business."
Ben Gross, CFO, Humboldt Farms
CHOOSE KINDLY
HUMBOLDT
FARMS
LIVE • GIVE • GROW

What Stage is Bloomstack Now?

We've been building, testing and have sold our solution to a handful of beta clients like Humboldt Farms. We had been generating a **$590K annualized recurring revenue run rate** without actively marketing.

We grew revenue over 500% last year in private beta from 2019 - 2020. We are currently expanding our private beta program and interviewing channel partners.

The biggest challenge we currently face is developing the infrastructure and staff to scale our number of implementations possible each month. **There are far more companies that will need help implementing Bloomstack than we can possibly handle internally.**

We are hard a work expanding our capacity to implement Bloomstack for many more clients to meet the demand we have experienced. This is a great problem to have!



$2M Bridge to supercharge valuation
prior to Series A
Bloomstack
Bloomstack is debt-free, and over $1M has been invested to date.
This bridge provides over 1 year of runway to establish significant sales for a Q3 '21 $5-$10M Series A at valuation
India Development Personnel and R&D
$600K
Working Capital & Contingency
$350K
US Implementation Team
$250K
Sales Reps
$200K
Channel Partnership & Marketing Program
$600K



Only $125k of the total $2M is intended to be raised through this Wefunder offering.

Comparables
TRYM
Cannabis cultivation software
$3.1M Seed raised
flowhub
Cannabis retail software
$23M Series A raised
metrc
Track-and-trace software
$50M Raised
Bloomstack
Competitors:
All are only partial solutions!
Trellis
WHEREFOUR
DISTRU
HELIX BIOTRACK
nexTec
GUARDIAN

Recently a number of software companies addressing some of the areas Bloomstack is addressing have garnered attention, larger investment or have been purchased by larger companies.

As we have been hard at work getting this platform ready for the cannabis industry (and beyond) for over 5 years, we have been fortunate to be in a position to learn from the mistakes of other players in the space. We have also been able to learn from the market which real world challenges matter most to business owners.

Bloomstack is the right product at the right time, RIGHT NOW!

In 2021 the tipping point has begun with Federal legalization of cannabis likely to happen within the next 24 months.

This round of funding will prepare Bloomstack to ride this anticipated wave of growth. in multiple industries for years to come.

Passion for Entrepreneurs to Blossom!

We set out to empower 1,000,000 Entrepreneurs Worldwide to "Grow Your Dreams" with a modern cloud platform. Bloomstack can save countless headaches and cost in the patchwork world of business software today.

We decided to start by focusing on a New, massively growing market that has gone from "potheads" and "drug dealers" to "multiple state operators", "cannabis venture funds" and Wall Street IPOs.

Bloomstack **One!**

There are few times in history when a brand new, multi-billion dollar industry explodes into the world like the Internet did in the late 1990s. The 2020s are a time like that now in the SaaS and Cannabis space.

Join Bloomstack and help us make history and build a Unicorn in the process!

Client reviews
"In Bloomstack we can now process 23 orders including METRC compliance and driver packages with shipping manifests and invoices for delivery in 19 minutes. It used to take 7-9 hours!"
— Alison, Delivery Manager, Humboldt Farms
"After months of demos and quotes from every solution we could find, our entire team at Humboldt Farms unanimously voted to implement Bloomstack."
— Ben Gross, CFO, Humboldt Farms
"Bloomstack can disrupt the enterprise software industry. Cannabis is just the starting point. This is an SAP killer."
— John Schaefer,